EXHIBIT 32.1

CERTIFICATIONS PURSUANT TO
SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

STATEMENT

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, the undersigned officer of Butler International, Inc. (the "Company") certifies that to the knowledge of the undersigned:

(1)   The Company's Annual Report on Form 10-K for the year ended December 31, 2003 (the "Report") fully complies with the requirements of section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 29, 2004   /s/ Edward M. Kopko
                                                        Edward M. Kopko
                                                        Chairman of the Board of Directors
                                                        and Chief Executive Officer